UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:

Grove Biomedical LLC, d/b/a "Canopy"

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

New York

Date of organization:

April 24, 2020

Physical address of issuer:

282 Katonah Avenue, #537, Katonah, NY 10546

Website of issuer:

https://www.onecanopy.com

Current number of employees

3

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$668,872	$289,694
Cash & Cash Equivalents	$211,630	$126,035
Accounts Receivable	$0	$0
Short-term Debt	$50,892	$190,813
Long-term Debt	$1,092,625	$296,566
Revenues/Sales	$74,052	$0
Cost of Goods Sold	$29,648	$0
Taxes Paid	$0	$0
Net Income	($748,939)	($522,685)

Form C-AR

May 23, 2022

Grove Biomedical LLC, d/b/a "Canopy"



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Grove Biomedical LLC, d/b/a "Canopy," a New York limited liability company (the "**Company**," "**Canopy**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is May 23, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and Exhibit A attached hereto.

Grove Biomedical LLC is a New York limited liability company, formed on April 24, 2020.

The Company is located at 282 Katonah Avenue, #537, Katonah, NY 10546, United States. The Company's website is https://www.onecanopy.com.

The Company conducts business in all fifty (50) U.S. states and globally wherever trade agreements allow.

The Business

Canopy is a biomedical innovation company focused on developing high performance, sustainable products. Our first product will be the world's first transparent National Institute for Occupational Safety and Health ("**NIOSH**")-certified N95 respirator. It offers superior performance and comfort while costing less per day than a disposable N95. Every day, healthcare professionals and frontline workers have to deal with Personal Protective Equipment ("**PPE**") that get in the way of their comfort, breathing, and communication. Disposable N95 respirators also create over 100,000 tons of landfill waste annually, and can cost hospitals well over $1,000 per employee each year. We knew there had to be a better way, so we assembled a team of scientists, industrial designers, and healthcare professionals from leading innovation centers to engineer a respirator that truly takes care of the people who take care of us. Canopy is that next generation N95 respirator, but it's also so much more. It's a pledge we can each make to the well-being of the people and places we love. Future products include "filterless" filtration technology and virus-detecting filters.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's success depends on the experience and skill of its officers and Key Personnel.

The Company is dependent on its officers and Key Personnel (as defined below in "Directors and Key Personnel"). The Company may also in the future enter into employment agreements with additional persons to perform roles with respect to the Company as determined by the Company (any such person, and "**Employee**"). However, there can be no assurance that any of the officers, Key Personnel or any Employee will continue to be employed by the Company for a particular period of time. The loss of any officers, Key Personnel or any Employee could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain Key Personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain Key Personnel to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these Key Personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee Key Personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on Key Personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state, and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding, and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive, or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred because of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition, and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including based on price, sales and marketing programs, technology, or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business, results of operations, and financial condition may be impacted by the coronavirus (COVID- 19) pandemic.

The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, continues to cause substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak continue, they could have a materially significant impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

BUSINESS

Description of the Business

Canopy is a biomedical innovation company focused on developing high performance, sustainable products. Our first product will be the world's first transparent NIOSH-certified N95 respirator. It offers superior performance and comfort while costing less per day than a disposable N95. Every day, healthcare professionals and frontline workers have to deal with PPE that get in the way of their comfort, breathing, and communication. Disposable N95 respirators also create over 100,000 tons of landfill waste annually, and can cost hospitals well over $1,000 per employee each year. We knew there had to be a better way, so we assembled a team of scientists, industrial designers, and healthcare professionals from leading innovation centers to engineer a respirator that truly takes care of the people who take care of us. Canopy is that next generation N95 respirator, but it's also so much more. It's a pledge we can each make to the well-being of the people and places we love. Future products include "filterless" filtration technology and virus-detecting filters.

Business Plan

The Company generates revenue through large B2B contracts, as well through online sales D2C.

The Company's Products and/or Services

Product / Service	Description	Current Market
Canopy respirator	Novel, reusable respirator	U.S. healthcare facilities as well as foodservice, hospitality, transportation and defense. The U.S. market for N95 respirators in 2022 is estimated to be over $3 billion.
Canopy filter subscription	Novel, ultra-performance replacement filter program	U.S. healthcare facilities as well as foodservice, hospitality, transportation, and defense.

Competition

We categorize our competition into incumbent and challenger brands, and specific competitive products into the disposable or reusable category. Incumbent brands include 3M, Honeywell and Moldex. Such brands manufacture both disposable and reusable respirators for use in healthcare and other occupational settings. These offerings are plagued by both extreme global shortages and major user dissatisfaction, with disposable N95 respirators having an average net promoter score (NPS) of between -49 and -33. Challenger brands include Envomask (by Sleepnet), Castle Grade and Octo. To date, Envomask has developed the strongest following among healthcare workers, as it is the only competitor to have obtained NIOSH N95 approval. Envomask has two critical flaws. First, it relies on daily replacement filters at $2.50 each, for an annual cost of more than $500. Second, it features an unfiltered exhalation valve which has been condemned by the Centers for Disease Control and Prevention (CDC) and has begun to be banned by hospitals. We feel that all competitive devices possess similar flaws either related to high annual cost, poor seal, or after-thought level consideration given to critical components such as headstrap or filter.

In February 2022, a new 2-way filtering elastomeric half mask respirator from Reusable Respirators LLC was approved by NIOSH. The product was funded in part by a US government HHS / BARDA contract. The device is marketed to hospitals. Sales data is unavailable. Canopy believes it has a superior product, and the introduction of this competition is positive for overall market development.

Customer Base

We expect the healthcare market to represent our largest vertical. Additionally, we have industry-specific sales, marketing and distribution plans for other frontline industries including foodservice, hospitality, transportation and defense. Canopy's products are also available for sale, directly to consumers, via onecanopy.com. Customers can purchase respirators and filters. We expect the clinician self-purchase market to represent our largest vertical. Education has become our second largest vertical.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable. The Company added several suppliers to build redundancy in response to the 2021 global supply chain challenges.

Intellectual Property

Patents

Patent/Publication #/Patent #	Type	Description	File/Grant Date	Country
10,945,469	Utility	Respirator	Granted 3/16/2021	United States
D945599	Design	Respirator	Granted 3/08/2022	United States

Trademarks

Application/ Registration #	Goods/Services	Mark	File Date	Grant Date	Country
6,390,933	IC 009. US 021 023 026 036 038. G & S: Protection masks; protecting masks; protection face masks not for medical purposes; respiratory masks for non-medical purposes.	CANOPY	6/3/2020	6/15/2021	United States
6,390,932	IC 010. US 026 039 044. G & S: Sanitary masks for germ isolation; sanitary masks for medical purposes; sanitary masks for dust isolation for medical purposes; sanitary masks for dust prevention for medical purposes; sanitary masks for virus isolation purposes; face masks for use by health care providers; respiratory masks for medical purposes; surgical masks; masks for use by medical personnel.	Respirator	6/3/2020	6/15/2021	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current or threatened litigation.

DIRECTORS, OFFICERS, AND KEY PERSONNEL

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Joseph Rosenberg	Co-CEO, President, Founder	Co-CEO, President, Founder, Grove Biomedical LLC (2020-present) Responsibilities: executive management Founder, Grove North Ventures LLC (2017-present) Responsibilities: executive management	BA with Honors, NYU Gallatin School of Individualized Study
Kimberlee Rosenberg	Co-CEO, Founder	Co-CEO, Founder, Grove Biomedical LLC (2022-present) Senior Vice President, Head of Pension Risk Transfer, Athene (2020-2021) Vice President, Head of	BBA, Accounting, Pace University; MBA, Marist College

		Distribution and Retirement Solutions, Legal and General Retirement America (2015-2020)	

In addition to the Co-CEOs and President, the following persons listed below hold managerial, operational, and/or advisory roles with respect to the Company (the "**Key Personnel**"):

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Douglas Clift	Chief Operating Officer	Head of Operations, Grove Biomedical LLC (2020-present) Manager of Operations, DaVita Kidney Care (2016-2020)	BS, Biomedical Engineering, University of Rochester, 2012
Qing Xiang "QX" Yee	Vice President, R&D	Vice President, R&D, Grove Biomedical LLC (2021 – present) Head of Product Development / Chief Engineer (2020 – 2021) Senior Engineer, DSO Labs (Singapore National Defense Agency) Founder and CEO, Ascent Bikes	BS/MS Bioengineering, Johns Hopkins Center for Bioengineering Innovation and Design

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

The Company has authorized 1,212,254 Class A Units, 399,416 Class B Units, and 58,016 shares of Class CF Units.

Outstanding Membership Units

The Company's outstanding membership units consist of:

Type/Class of security	Class A Units
Amount outstanding	794,084
Voting Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company issues additional Class A Units, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	86.13%*

*This percentage calculation is derived from the Company's outstanding membership units. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type/Class of security	Class B Units
Amount outstanding/Face Value	69,809
Voting Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company issues additional Class B Units, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.57%*

*This percentage calculation is derived from the Company's outstanding membership units. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type/Class of security	Class CF Units

Amount outstanding/Face Value	58,016
Voting Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company authorizes additional Class CF Units, the value of the Security will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.29%*

*This percentage calculation is derived from the Company's outstanding membership units. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type/Class of security	Convertible Notes
Amount outstanding	$405,000.01
Voting Rights	None
Anti-dilution Rights	N/A
Material Terms	5% interest per annum, 10% per annum upon a payment default. $4,250,000 fixed conversion valuation. If the notes are purchased for a principal amount of $100,000 or more, the holder receives a 5-year warrant to purchase equity units of the Company at $3.86 per unit. The number of units purchasable is determined by dividing 20% of the note purchase amount by $3.86.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the convertible notes are diluted or if the convertible note holder exercises its warrant, the value of the Securities will be diluted.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.53%*

*The percentage calculation assumes conversion of these convertible notes only, fixed conversion valuation of $4,250,000, and no exercise of warrants. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type/Class of security	Convertible Notes
Amount outstanding	$573,999.98
Voting Rights	None
Anti-dilution Rights	N/A
Material Terms	5% interest per annum, 10% per annum upon a payment default. $4,250,000 fixed conversion valuation. If the notes are purchased for a principal amount of $100,000 or more, the holder receives a 5-year warrant to purchase equity units of the Company at $3.86 per unit. The number of units purchasable is determined by dividing 20% of the note purchase amount by $3.86.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the convertible notes are diluted or if the convertible note holder exercises its warrant, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.51%*

*The percentage calculation assumes conversion of these convertible notes only, on a fixed conversion valuation of $4,250,000, and no exercise of warrants. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type/Class of security	Convertible Note

Amount Authorized	$160,000
Material Terms	5% interest per annum, 10% per annum upon a payment default. $4,250,000 fixed conversion valuation. If the notes are purchased for a principal amount of $100,000 or more, the holder receives a 2-year warrant to purchase equity units of the Company at $3.86 per unit. The noteholder is entitled to purchase 19,430 units.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.76%*

*The percentage calculation assumes conversion of this convertible note only, on a fixed conversion valuation of $4,250,000, and no exercise of warrants. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type/Class of security	Convertible Note
Amount Authorized	$264,583.38
Material Terms	5% interest per annum, 10% per annum upon a payment default. $4,250,000 fixed conversion valuation. If the notes are purchased for a principal amount of $100,000 or more, the holder receives a 2-year warrant to purchase equity units of the Company at $3.86 per unit. The noteholder is entitled to purchase 13,020 units.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.23%*

*The percentage calculation assumes conversion of this convertible note only, on a fixed conversion valuation of $4,250,000, and no exercise of warrants. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type/Class of security	Convertible Note

Amount Authorized	$52,499.96
Material Terms	5% interest per annum, 10% per annum upon a payment default. $4,250,000 fixed conversion valuation.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.24%*

*The percentage calculation assumes conversion of this convertible note only, on a fixed conversion valuation of $4,250,000, and no exercise of warrants. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type/Class of security	Convertible Note
Amount Authorized	$52,708.29
Material Terms	5% interest per annum, 10% per annum upon a payment default. $4,250,000 fixed conversion valuation.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.24%*

*The percentage calculation assumes conversion of this convertible note only, on a fixed conversion valuation of $4,250,000, and no exercise of warrants. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type/Class of security	Convertible Note
Amount Authorized	$52,708.29
Material Terms	5% interest per annum, 10% per annum upon a payment default. $4,250,000 fixed conversion valuation.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if	1.24%*

convertible securities).	

*The percentage calculation assumes conversion of this convertible note only, on a fixed conversion valuation of $4,250,000, and no exercise of warrants. Percentage calculated is an approximation and rounded to the nearest decimal point.

Ownership

Below the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and Type/Class of Security Held	Percentage Ownership
Grove North Ventures LLC (a company 100% owned and controlled by Joseph Rosenberg and Kimberlee Rosenberg)	794,084 Class A Units	100%*

*This percentage calculation is derived from the Company's outstanding voting membership units.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

The Company was organized on April 24, 2020 under the laws of the State of New York, and is headquartered at 282 Katonah Avenue #537, Katonah, NY 10536, United States. Canopy is a biomedical innovation company focused on developing high performance, sustainable products. Our first product will be the world's first transparent NIOSH-certified N95 respirator. It offers superior performance and comfort while costing less per day than a disposable N95. Every day, healthcare professionals and frontline workers have to deal with PPE that gets in the way of their comfort, their breathing, and their communication. Not to mention, disposable N95 respirators create over 100,000 tons of landfill waste annually and can cost hospitals well over $1,000 per employee each year. We knew there had to be a better way, so we assembled a team of scientists, industrial designers, and healthcare professionals from leading innovation centers to engineer a respirator that truly takes care of the people who take care of us. Canopy is that next generation N95 respirator, but it's also so much more. It's a pledge we can each make to the well-being of the people and places we love. Future products include "filterless" filtration technology and virus-detecting filters.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of December 31, 2021, the Company had $211,629.68 in cash, which provides five (5) months of runway for the Company.

The Company has $1,561,499.91 in convertible notes outstanding.

Liquidity and Capital Resources

The Company has multiple angel investors. The Company also has significant capital available from the Grove North Ventures LLC, a company 100% owned and controlled by the Company's founders, Joseph Rosenberg and Kimberlee Rosenberg.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Previous Offerings of Securities

We have made the following issuances of securities within the last three (3) years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$400,000	2	Working capital and general corporate purposes, and expenses of the convertible notes offering	1/24/2022	Section 4(a)(2)

Convertible Notes	$700,000	3	Repayment of debt, working capital and general corporate purposes, and expenses of the convertible notes offering	10/11/2021	Section 4(a)(2)
Class CF Units	$325,469	58,016	Inventory and Intermediary's Fee	12/17/2020	Section 4(a)(6)
Convertible Note	$150,000	1	Working Capital	12/10/2020	Reg D 506(b)
Convertible Note	$250,000	1	Working Capital	2/14/2021	Reg D 506(b)
Convertible Note	$50,000	1	Working Capital	2/28/2021	Reg D 506(b)
Convertible Note	$50,000	1	Working Capital	2/26/2021	Reg D 506(b)
Convertible Note	$50,000	1	Working Capital	4/12/2021	Reg D 506(b)

See the section entitled "Capitalization and Ownership" for more information.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: in October of 2021 the Company paid off its long-term loans to managing member Grove North Ventures LLC. Grove North Ventures LLC also purchased a $400,000 convertible note from the Company in October of 2021.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Joseph Rosenberg
(Signature)

Joseph Rosenberg
(Name)

Chief Executive Officer, President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph Rosenberg
(Signature)

Grove North Ventures LLC
Joseph Rosenberg, its Managing Member
(Name)

Managing Member
(Title)

May 23, 2022
(Date)

Exhibit A

Financial Statements

Grove Biomedical LLC

(a New York Limited Liability Company)

Unaudited Compiled GAAP Financial Statements

For the year ended December 31, 2021

Compiled by:



TaxDrop LLC
A New Jersey CPA Company



CPA & Advisor

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

April 20, 2022

To: Board of Directors of Grove Biomedical LLC
        Attn: Joe Rosenberg, CEO

Re: 2021 GAAP Financial Statement Compilation

Management is responsible for the accompanying financial statements of Grove Biomedical LLC, which comprise the balance sheet as of December 31, 2021 and the related statements of income, changes in members' equity, and cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America. Our firm has performed compilation engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Management has elected to omit substantially all the disclosures ordinarily included in financial statements prepared in accordance with the accrual method of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the company's assets, liabilities, equity, revenue, and expenses. Accordingly, the financial statements are not designed for those who are not informed about such matters.

Sincerely,



TaxDrop LLC
Robbinsville, New Jersey
April 12, 2022

GROVE BIOMEDICAL LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

ASSETS		2021
Current Assets		
Cash and cash equivalents	$	211,630
Inventory		253,369
Prepaid expenses		15,793
Member interests receivable		4,662
Total Current Assets		**485,455**
Property and Equipment		
Tooling and molds		273,901
Accumulated Depreciation		(90.484)
Total Property and Equipment		**183,417**
Total Assets	$	**668,872**

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities		
Accounts payable	$	11,278
Accrued expenses		34,761
Deferred revenue		4,853
Total Current Liabilities		**50,892**
Long-Term Liabilities		
Discounts on convertible notes		(190,000)
Convertible notes		1,250,000
Accrued interest		32,625
Total Long-Term Liabilities		**1,092,625**
Total Liabilities		**1,143,517**
Members' Capital		
Class A Units		275,000
Class B Units		-
Class CF Units		331,979
Additional Paid in Capital - Warrants		190,000
Accumulated deficit		(1,271,624)
Total Members' Capital		**(474,645)**
Total Liabilities and Members' Capital	$	**668,872**

No Assurance Provided - Compilation Engagement Only

These financial statements will not include related notes to the financial statements.

GROVE BIOMEDICAL LLC
INCOME STATEMENT
For the Year Ended December 31, 2021
(Unaudited)

	2021
Product sales	$ 74,052
Cost of goods sold	29,648
Gross Profit	**44,404**
Operating Expenses	
General and administrative	126,606
Contractors and payroll	18,847
Research and development	114,739
Sales and marketing	95,708
Professional fess	273,270
Depreciation	90,484
Total Operating Expenses	**719,654**
Other Income (Expense)	
Other income	20,000
Interest expense	(58,373)
Capital raise expense	(39,978)
Total Other Income (Expense)	**(73,688)**
Net Income (Loss)	**$ (748,939)**

No Assurance Provided - Compilation Engagement Only
These financial statements will not include related notes to the financial statements.

GROVE BIOMEDICAL LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2021
(Unaudited)

	Member's Units			Additional Paid-in Capital Warrants	Accumulated Deficit	Total Member's Capital
	Class A	Class B	Class CF			
Balance as of December 31, 2020	$ 275,000	$ -	$ -	$ 50,000	$ (522,685)	$ (197,685)
Member units issued	-	-	331,979	140,000	-	471,979
Net Income (Loss)	-	-	-	-	(748,939)	(748,939)
Balance as of December 31, 2021	$ 275,000	$ -	$ 331,979	$ 190,000	$ (1,271,624)	$ (474,645)

No Assurance Provided - Compilation Engagement Only

These financial statements will not include related notes to the financial statements.

GROVE BIOMEDICAL LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021
(Unaudited)

		2021
Cash Flows from Operating Activities		
Net Income (Loss)	$	(748,939)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation		90,484
Changes in operating assets and liabilities:		
Inventory		(219,290)
Prepaid expenses		(15,793)
Accounts payable		(3,028)
Accrued expenses		(11,318)
Deferred revenue		4,599
Accrued interest		32,000
Net cash provided by (used in) operating activities		**(871,285)**
Cash Flows from Investing Activities		
Purchase of tooling and machinery		(144,321)
Net cash used in investing activities		**(144,321)**
Cash Flows from Financing Activities		
Proceeds from issuance of convertible notes		1,100,000
Discount on convertible notes payable		(140,000)
Repayments on loans from members		(326,116)
Proceeds from member units issued		327,317
Proceeds warrants issued		140,000
Net cash used in financing activities		**1,101,201**
Net change in cash and cash equivalents		**85,595**
Cash and cash equivalents at beginning of period		126,035
Cash and cash equivalents at end of period	$	**211,630**

No Assurance Provided - Compilation Engagement Only
These financial statements will not include related notes to the financial statements.